UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 001-15254

Enbridge Employee Services, Inc. Employees’ Savings Plan

1100 Louisiana Street

Suite 3300

Houston, TX 77002-5216

(Full title of the plan and the address of the plan)

Enbridge Inc.

3000 Fifth Avenue Place

425-1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Name of the issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Requirement Income Security Act of 1974, or ERISA, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Enbridge Employee Services, Inc. Employees’ Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) at December 31, 2010 and December 31, 2009 and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 17, 2011

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
	(in thousands)

Assets
Cash	$—	$2

Notes receivable from participants	4,774	3,924

Investments, at fair value
Corporate stock	116,068	97,348
Mutual funds	111,492	88,540
Common and collective trust funds
Equity index trust fund	4,347	3,767
Stable value trust fund	30,027	24,477

Total investments	261,934	214,132

Net assets available for benefits, at fair value	266,708	218,058

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,085)	(735)

Net assets available for benefits	$265,623	$217,323

The accompanying notes are an integral part of these financial statements.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2010
(in thousands)

Additions:
Investment income
Net appreciation in fair value of investments as determined by quoted market price	$34,271
Net appreciation in fair value of common and collective trust funds	566
Dividends	7,113

Total investment income	41,950

Interest income on notes receivable from participants	219

Contributions
Employer	7,023
Participant	12,596
Rollovers	1,128

Total contributions	20,747

Total additions	62,916

Deductions:
Benefits paid to participants	(14,616)

Total deductions	(14,616)

Change in net assets during the year	48,300

Net assets available for benefits:
Beginning of year	217,323

End of year	$265,623

The accompanying notes are an integral part of these financial statements.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General: The following is a general description of the Enbridge Employee Services, Inc. Employees’ Savings Plan, which is referred to herein as the Plan, and is qualified in its entirety by reference to the Plan Document as amended. Participants should refer to the Plan Document for a more complete description of its provisions. The Plan provides a program whereby eligible participants may accumulate savings on a regular basis. The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code, and the Employee Retirement Income Security Act of 1974, or ERISA, as amended. The Plan allows participants to contribute to the Plan on a pre-tax basis pursuant to Section 401(k) of the Code and provides for employer matching contributions pursuant to Section 401(m) of the Code.

Enbridge Employee Services, Inc., which is referred to herein as the Company, is the Plan sponsor. The Plan is administered by the Company and is advised by the Pension Administration Committee, which is referred to as the PAC, whose members are appointed by the Company. T. Rowe Price Trust Company, which is referred to herein as the Trustee, is the Trustee for the Plan, and T. Rowe Price Retirement Plan Services, Inc. is the record keeper of the Plan as established by the Company.

All regular employees of the Company are eligible to participate in the Plan as soon as administratively possible following their date of hire. Temporary employees, who are laborers, are eligible to make plan contributions on the earlier of (i) the first day of the month following the completion of a year of vesting service or (ii) the date upon which the employee begins filling a full-time or part-time established position with the Company or a Participating Affiliate.

Recent developments: During the plan year ended December 31, 2010, the PAC adopted the following amendments:

•

Effective January 1, 2009, participants of the Plan who perform qualified military service while on active duty for a period of more than thirty days and receive amounts that represent all or a portion of the compensation such participants would have received if the participants were performing services for the Company during that period; will have the amounts received treated as compensation for all purposes under the plan.

•

Effective July 1, 2010, the Plan was amended to increase the automatic enrollment rate from 2% to 5% for all employees who fail to affirmatively elect a deferral percentage within the allowable range as stated in the plan documents.

•	The Plan was also amended to clarify certain Plan language and definitions in compliance with applicable requirements of the laws and regulations governing the Plan.

•

The Plan was amended to recognize the prior service periods of certain participants who became eligible for the Plan upon the acquisition of certain plan sponsor subsidiaries during the year ended December 31, 2010.

Contributions: All contributions made to the Plan are invested by the Trustee as they are received from the Company. Participants are entitled to make pre-tax contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount, which for 2010 was $16,500. For 2010 the statutory maximum amount can be increased by the “catch-up” contribution amount of $5,500 for anyone who attained age 50 or older during the year.

Participant contributions are invested at the discretion of each participant in one or more of the investment options discussed below. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a five percent deferral, provided that the employee did not opt out of such election as specified in the Plan documents. Such deferral elections represent a portion of participants’ salary that would otherwise be payable to participants. All matching contributions are made to the Trustee in cash, which is used to purchase shares of Enbridge Inc. common stock that are publicly traded on the open market. Participants may elect to transfer all purchased shares of Enbridge Inc. common stock to any other investment fund available within the Plan.

Effective July 1, 2009, participants of the Plan may designate that all or a portion of their 401(k) pre-tax contributions be designated as Roth contributions. The Company matching amount shall be equal to 100% of the sum of the participant’s 401(k) pre-tax contribution and Roth contribution, limited to a maximum allowable percentage of five percent of their credited compensation. Additionally, each participant who is eligible to make “catch-up” contributions may also elect to have all or any portion of such “catch-up” contributions designated as Roth “catch-up” contributions. And lastly, the Trustee will accept rollover contributions from a participant who is entitled to receive a distribution from a designated Roth deferral account under another qualified Roth contribution program of another qualified plan.

Vesting: Participants are fully vested in all contributions to the Plan through March 31, 2008. Effective April 1, 2008, employer matching contributions are fully vested after the completion of three years of service. Participants hired before April 1, 2008, have immediate vesting on all current and future Company matching contributions regardless of the number of years of service. Neither amendment nor termination of the Plan may have the effect of giving the Company any interest in the Plan’s assets, nor divert any assets for purposes other than the exclusive benefit of participants and their beneficiaries. In the event of Plan termination, the Trustee will make distributions to participants as soon as administratively feasible.

Participant accounts: The amount contributed by a participant is allocated to the participant’s pre-tax contribution account or Roth contribution account maintained under the Plan as of the date during the Plan year on which the amount is deducted and withheld from the participant’s credited compensation, but for purposes of allocating income or losses, the pre-tax contributions or Roth contributions are credited as of the date received by the Trustee.

Forfeited accounts: As stated above, participants are fully vested in all contributions to the Plan through March 31, 2008. Forfeited amounts in which participants are not fully vested resulting from either the merger of other plans into the Plan or the associated amended vesting that began on April 1, 2008, can be used to only reduce Company contributions for participants of the Plan. As of December 31, 2010 and 2009, the Plan had a balance of $94 thousand and $29 thousand, respectively, in the forfeited nonvested accounts. During 2010, there were withdrawals of $103 thousand from the forfeited accounts to reduce Company contributions.

Plan termination: Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets will be valued as of the date of such termination or discontinuance, and after crediting any increase or charging any decrease to all accounts then existing, the Trustee shall distribute to each participant the full amount of each participant’s account.

Investment options: A brief description of the Plan’s investment options at December 31, 2010 follows. For a detailed description of the investment options and respective risk profiles, refer to each respective fund’s prospectus.

Investments at Quoted Market Price:

Enbridge Inc. Stock Fund - Seeks capital appreciation and current income by investing in the common stock of Enbridge Inc., the ultimate parent of the Company.

Registered Investment Companies:

Dodge & Cox Balanced Fund - Seeks income, conservation of principal, and long-term growth of principal and income. The fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities. Up to 75% of the fund’s assets are invested in equity securities. The balance of the fund’s assets is primarily invested in investment-grade fixed income securities, such as U.S. government obligations, mortgage-related securities, and corporate and municipal bonds. The mortgage-related securities are primarily comprised of federal agency pass-through securities issued by the Federal National Mortgage Association, referred to as “Fannie Mae”, the Federal Home Loan Mortgage Corporation, referred to as “Freddie Mac”, and the Governmental National Mortgage Association, referred to as “Ginnie Mae”. The mortgage-related securities also include collateralized obligations and real estate investment conduit securities issued by the Department of Veterans Affairs, Fannie Mae, Freddie Mac, and Union Planters Mortgage Finance Corporation.

Dodge & Cox International Stock Fund - Seeks long-term growth of principal and income by investing primarily in the common equity of well established large and medium-sized non-U.S. companies.

Fidelity International Discovery Fund - Seeks long-term growth of capital by investing primarily in non-U.S. equity securities.

Vanguard Total Bond Market Index Fund - Seeks long-term growth by investing in a broad, market-weighted bond index consisting of public, investment-grade, taxable, fixed income securities in the United States including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities. The mortgage-backed securities include securities issued by Fannie Mae, Freddie Mac, and Ginnie Mae that are collateralized by conventional mortgage loans. The mortgage-backed securities also include securities issued by Fannie Mae and Freddie Mac that are collateralized by nonconventional mortgage loans.

T. Rowe Price Spectrum Income Fund - Seeks a high level of current income with moderate price fluctuations by investing in domestic and international bond funds, a money market fund, and an income-oriented stock fund.

T. Rowe Price Equity Income Fund - Seeks substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

T. Rowe Price Blue Chip Growth Fund - Seeks long-term capital growth and income through investing primarily in common stocks of well-established large and medium-sized blue-chip companies with the potential for above-average growth in earnings.

T. Rowe Price Mid-Cap Growth Fund - Seeks long-term capital appreciation by investing in common stocks of companies whose market capitalization (number of shares outstanding multiplied by share price) falls within the range of either the S&P Mid-Cap 400 Index or the Russell Mid-Cap Growth index.

T. Rowe Price Small-Cap Stock Fund - Seeks long-term growth of capital through investments in stocks of small companies. A small company is defined as having a market capitalization that falls: (i) within or below the range of companies in either the current Russell 2000 Index or the S&P Small-Cap 600 Index; or (ii) below the three-year average maximum market capitalization of companies in either index as of December 31 of the three preceding years.

T. Rowe Price Retirement Income Fund - Seeks both capital growth and income by investing in a diversified portfolio of other T. Rowe Price stock and bond funds with a normal allocation consisting of approximately 40% stocks and 60% bonds.

T. Rowe Price Retirement Funds - Also provided are the following series of investment funds which seek both capital growth and income by investing in a diversified portfolio:

•	T. Rowe Price Retirement 2005 Fund

•	T. Rowe Price Retirement 2010 Fund

•	T. Rowe Price Retirement 2015 Fund

•	T. Rowe Price Retirement 2020 Fund

•	T. Rowe Price Retirement 2025 Fund

•	T. Rowe Price Retirement 2030 Fund

•	T. Rowe Price Retirement 2035 Fund

•	T. Rowe Price Retirement 2040 Fund

•	T. Rowe Price Retirement 2045 Fund

•	T. Rowe Price Retirement 2050 Fund

•	T. Rowe Price Retirement 2055 Fund

The above retirement funds invest in varying allocations of other T. Rowe Price stocks and bond funds where allocations are based on a sliding scale dependent upon the anticipated retirement date.

Common and Collective Trust Funds:

T. Rowe Price Stable Value Trust Fund - Seeks to provide a competitive yield while maintaining principal stability by investing primarily in a diversified portfolio of investment contracts, guaranteed investment contracts, synthetic investment contracts, and separate account contracts. The synthetic investment contracts consist of a portfolio of underlying assets owned by the trust and a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial services institution. Separate account contracts are contracts with a financially responsible counterparty, typically an insurance company, in which the issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the trust and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments.

T. Rowe Price Equity Index Trust Fund - Seeks to replicate as closely as possible the total return performance of the S&P 500 Composite Stock Index®.

Notes receivable from participants: The Plan allows participants to borrow from their fund accounts, a minimum of $1 thousand up to a maximum of $50 thousand or 50% of their account balance, whichever is less. The maximum loan amount is reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan on the date on which the loan was made. A loan is secured by the balance in the participant’s account and bears interest at a rate of one percent above the prime rate as of the first business day of the month in which the loan is to be funded. Loans are to be repaid by payroll deduction no less frequently than quarterly over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan by personal check each month. If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan and, if the participant is not entitled to a distribution, the participant will receive a “deemed distribution” in the amount of the outstanding balance, including interest on the loan. The Plan had no material deemed distributions for the year ended December 31, 2010. The balance of allowances for deemed distributions at December 31, 2010 and 2009 were $237 thousand and $234 thousand, respectively. The notes receivable from participants outstanding at December 31, 2010 and 2009 were $4.8 million and $3.9 million, respectively. The interest rates charged to participants for outstanding loans were between the range of 4.25% and 10.50% for the year ended December 31, 2010.

Payment of benefits: Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: (i) a single distribution; (ii) two or more installments over a period elected by the participant; or (iii) in two or more partial withdrawals, any one of which may be no less than $1 thousand and which may be taken no more frequently than once each calendar month. Distributions must commence no later than the required commencement date as set forth in the Plan.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. Hardship for this purpose is defined as an immediate and heavy financial need that cannot be satisfied from other sources and that is for the payment of: (i) medical expenses; (ii) purchase of a principal residence; (iii) tuition and related fees for a year of post-secondary education; (iv) amounts necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant’s primary residence; (v) burial or funeral expenses; and (vi) certain expenses for the repair of damage to a principal residence.

Administrative expenses: The Company may pay the Trustee fees, brokerage fees, legal fees, and other administrative expenses incurred by the Plan, but is not obligated to do so. If the Company does not do so, such costs may be charged against the Plan assets. Loan processing fees are paid by the Plan and are deducted from the individual participant’s accounts when the loan is issued. Administrative expenses related to the 2010 Plan year were paid by the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting and presentation: The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, referred to as GAAP. The preparation of the Plan financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications: We have made reclassifications to the amounts reported in our Statement of Net Assets Available for Benefits as of December 31, 2009 to conform to our current period presentation. We reclassified $3.9 million in “Notes receivable from participants” from “Investments, at fair value” in our Statement of Net Assets Available for Benefits as of December 31, 2009.

Valuation of investments and income recognition: The Plan defines fair value as an exit price representing the expected amount it would receive to sell an asset or pay to transfer a liability in an orderly transaction with market participants at the measurement date. The Plan applies the authoritative guidance to fair values of investments it reports in the statements of net assets available for benefits and related disclosures.

The Plan employs a hierarchy which prioritizes the inputs it uses to measure fair value into three distinct categories based upon whether such inputs are observable in active markets or unobservable. The Plan classifies assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement. The methodology for categorizing assets and liabilities that are measured at fair value pursuant to this hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest level to unobservable inputs as outlined below:

•

Level 1—The Plan includes in this category the fair value of assets and liabilities that it measures based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Plan considers active markets as those in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2—The Plan categorizes the fair value of assets and liabilities that it measures with either directly or indirectly observable inputs as of the measurement date where pricing inputs are other than quoted prices in active markets for identical instruments, as Level 2. This category includes those assets and liabilities that the Plan values using models or other valuation methodologies derived from observable market data. These models are primarily industry-standard models that consider various inputs including: (i) quoted prices for assets and liabilities; (ii) time value; (iii) volatility factors; and (iv) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the assets and liabilities, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

•

Level 3—The Plan includes in this category the fair value of assets and liabilities that it measures based on prices or valuation techniques that require inputs which are both significant to the fair value measurement and less observable from objective sources. (i.e., values supported by lesser volumes of market activity). The Plan may also use these inputs with internally developed methodologies that result in its best estimate of the fair value. In most instances, the observable data is not available to validate the inputs used to measure fair value.

Following is a description of the valuation methodologies used for assets measured at fair value.

Corporate Stocks:	Valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.

Mutual Funds:	Valued at the quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Common and Collective Trust Funds: Valued at the net asset value of the trust units held by the Plan at year end.

The methods described above can produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In accordance with authoritative guidance, the Stable Value Trust Fund, which is considered a fully benefit-responsive investment contract, is included at its fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The contract value is the amount a participant would receive if they were to initiate transactions under the terms of the ongoing plan. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation and depreciation in fair value of investments, which consists of net realized gains and losses and the unrealized appreciation and depreciation on those investments.

Benefit payments: Benefit distributions are recorded when paid.

Risks and uncertainties: The Plan provides investment options in various combinations of investment securities. Investment securities are exposed to various risks such as foreign currency exchange rate, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

NOTE 3 - INCOME TAX STATUS

The Internal Revenue Service issued a favorable tax determination letter to the Plan on February 9, 2009. The Plan has been further amended since receiving the latest determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 4 - INVESTMENTS

The fair values of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31,
	2010	2009
	(in thousands)
Participant-directed
Dodge and Cox Balanced Fund	$25,712	$23,911
T. Rowe Price Mid-Cap Growth Fund	$25,612	$20,296
T. Rowe Price Stable Value Trust Fund	$30,027	$24,477
Enbridge Inc. Stock Fund	$116,068	$97,348

NOTE 5 - FAIR VALUE MEASUREMENTS

The following tables are set forth by level within the fair value hierarchy, the Plan’s assets that were accounted for at fair value, on a recurring basis:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(in thousands)
Common stocks	$116,068	$—	$—	$116,068
Mutual funds:
Balanced funds	25,712	—	—	25,712
International funds	7,168	—	—	7,168
Bond funds	2,065	—	—	2,065
Growth funds	31,098	—	—	31,098
Income funds	17,676	—	—	17,676
Retirement funds	22,897	—	—	22,897
Other funds	4,876	—	—	4,876

Total Mutual funds	111,492	—	—	111,492
Common and collective trust funds	—	4,347	30,027	34,374

Total assets at fair value	$227,560	$4,347	$30,027	$261,934

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(in thousands)
Common stocks	$97,348	$—	$—	$97,348
Mutual funds:
Balanced funds	23,911	—	—	23,911
International funds	5,661	—	—	5,661
Bond funds	983	—	—	983
Growth funds	24,543	—	—	24,543
Income funds	14,324	—	—	14,324
Retirement funds	15,840	—	—	15,840
Other funds	3,278	—	—	3,278

Total Mutual funds	88,540	—	—	88,540
Cash	2	—	—	2
Common and collective trust funds	—	28,244	—	28,244

Total assets at fair value	$185,890	$28,244	$—	$214,134

Level 3 gains and losses: The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the period indicated:

For the year ended December 31, 2010
(in thousands)
Balance, beginning of year	$—
Transfers in to Level 3	24,477
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	350
Purchases, sales, issuances, and settlements (net)	5,200

Balance, end of year	$30,027

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Changes in Fair Value Levels: The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, $24.5 million was transferred from level 2 to level 3.

Investments in certain entities that calculate net asset value per share: The table below sets forth fair value measurements of the investments in certain entities that calculate net asset value per share or its equivalent, as of December 31, 2010:

	Fair Value (in thousands)	Unfunded Commitments (in thousands)	Redemption Frequency (if currently eligible)	Redemption Notice Period
Equity Index Trust Fund[1]	$4,347	$—	Daily	90 days
Stable Value Trust Fund[2]	30,027	—	Daily	12-30 months

Total	$34,374	$—

1	Represents pooled funds investing primarily in common stocks of companies that comprise the S&P Index. The fair values of the investments in this category have been estimated using the net asset value per share of the investments.
2	Represents pooled funds investing in guaranteed investment contracts issued by insurance companies; investment contracts issued by banks; structured or synthetic investments contracts issued by banks, insurance companies, and other issuers; separate account contracts and other similar instruments that are intended to maintain a constant net asset value. The fair values of the investments in this category have been estimated using the net asset value per share of the investments.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010 and 2009, the Plan held 2,057,940 and 2,106,199 shares, respectively, of Enbridge Inc. participant- directed common stock.

T. Rowe Price Associates, Inc. manages the following funds:

•	T. Rowe Price Stable Value Trust Fund

•	T. Rowe Price Equity Index Trust Fund

•	T. Rowe Price Equity Income Fund

•	T. Rowe Price Mid-Cap Growth Fund

•	T. Rowe Price Small-Cap Stock Fund

•	T. Rowe Price Blue Chip Growth Fund

•	T. Rowe Price Spectrum Income Fund

T. Rowe Price Retirement Funds Inc. manages the following funds:

•	T. Rowe Price Retirement Income Fund

•	T. Rowe Price Retirement 2005 Fund

•	T. Rowe Price Retirement 2010 Fund

•	T. Rowe Price Retirement 2015 Fund

•	T. Rowe Price Retirement 2020 Fund

•	T. Rowe Price Retirement 2025 Fund

•	T. Rowe Price Retirement 2030 Fund

•	T. Rowe Price Retirement 2035 Fund

•	T. Rowe Price Retirement 2040 Fund

•	T. Rowe Price Retirement 2045 Fund

•	T. Rowe Price Retirement 2050 Fund

•	T. Rowe Price Retirement 2055 Fund

T. Rowe Price Trust Company is the Trustee of the following funds:

•	T. Rowe Price Stable Value Trust Fund

•	T. Rowe Price Equity Index Trust Fund

T. Rowe Price Associates, Inc. and T. Rowe Price Stable Asset Management, Inc. serve as investment advisors to the Trustee, T. Rowe Price Trust Company; therefore, these transactions qualify as party-in-interest transactions. Each participant account under the Plan has been proportionately allocated a portion of the management and other fees charged by T. Rowe Price Associates as Investment Manager for each of the mutual funds held by the Plan.

Transactions resulting in Plan assets being transferred to, or used by, a related party, are prohibited under ERISA and the Code unless a specific exemption exists. Enbridge Inc. is a “party-in-interest” as defined by ERISA and a “disqualified person” as defined by the Code as a result of its ownership of the Company. However, the purchase of Enbridge Inc. common stock by the Plan is exempt under ERISA Section 408(e) and Code Section 4975(d)(13) and is therefore not prohibited by ERISA or the Code. T. Rowe Price is a “party-in-interest” and “disqualified person” as a result of its status as a plan fiduciary and service provider. However, the purchase of interests of a collective fund managed by T. Rowe Price is exempt under ERISA Section 408(b)(8) and Code Section 4975(d)(8) and is not prohibited by ERISA or the Code.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of the Plan’s net assets available for benefits as set forth in the accompanying financial statements to the Form 5500:

	December 31,
	2010	2009
	(in thousands)

Net assets available for benefits in the financial statements	$265,623	$217,323
Less: Benefit claims payable at the end of year	15	32
Adjustments from contract value to fair value for fully benefit-responsive investment contracts (Stable Value Trust Fund)	(1,085)	(735)

Net assets available for benefits in the Form 5500	$266,693	$218,026

The following is a reconciliation of the change in net assets available for benefits as set forth in the accompanying financial statements to Form 5500:

For the year ended December 31, 2010
(in thousands)

Net decrease in net assets available for benefits in the financial statements	$48,300
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts (Stable Value Trust Fund)	350
Amounts allocated on Form 5500 to benefit claims that have been processed and approved for payment at December 31, 2010	17

Net decrease, net of transfer of assets in the Form 5500	$48,667

Benefit claims that have been processed and approved for payment as of December 31, 2010 are recorded on the Form 5500 as liabilities. However, benefit claims payable are not considered Plan obligations under generally accepted accounting principles, and therefore, are not recorded as liabilities in the accompanying financial statements.

The accompanying statements of net assets available for benefits present investments in fully benefit-responsive investment contracts at the fair value of the contracts, which are then reconciled to contract value. The Statement of Changes in Net Assets Available for Benefits includes changes in the values of fully benefit-responsive investment contacts on a contract value basis. For Form 5500 reporting, assets held for investment purposes are presented at fair value.

NOTE 8 – RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards—Fair Value Measurement, referred to as ASU 2011-04. The guidance ensures that the definition of fair value and fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. ASU 2011-04 also changes certain fair value measurement principles and enhances the disclosure requirements for Level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. Management is currently evaluating the impact of the pending adoption of ASU 2011-04 on the Plan’s financial statements.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Form 5500 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

At December 31, 2010

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost	e. Current Value

1	Dodge & Cox Balanced Fund	Investment of a Registered Investment Company	$25,746,933	$25,711,678
2	Dodge & Cox International Stock Fund	Investment of a Registered Investment Company	4,092,033	4,141,898
3	Fidelity International Discovery Fund	Investment of a Registered Investment Company	3,141,453	3,026,217
4	Vanguard Bond Index Fund	Investment of a Registered Investment Company	2,050,555	2,065,271
5*	T. Rowe Price Mid-Cap Growth Fund	Investment of a Registered Investment Company	19,516,027	25,612,226
6*	T Rowe Price Equity Income Fund	Investment of a Registered Investment Company	10,303,504	10,182,442
7*	T. Rowe Price Small Cap Stock Fund	Investment of a Registered Investment Company	4,095,426	4,876,027
8*	T. Rowe Price Blue Chip Growth Fund	Investment of a Registered Investment Company	4,531,490	5,485,461
9*	T. Rowe Price Spectrum Income Fund	Investment of a Registered Investment Company	6,478,434	6,812,070
10*	T. Rowe Price Retirement Income Fund	Investment of a Registered Investment Company	654,305	682,445
11*	T. Rowe Price Retirement 2005 Fund	Investment of a Registered Investment Company	218,423	218,046
12*	T. Rowe Price Retirement 2010 Fund	Investment of a Registered Investment Company	1,864,905	1,923,133
13*	T. Rowe Price Retirement 2015 Fund	Investment of a Registered Investment Company	3,738,866	3,914,219
14*	T. Rowe Price Retirement 2020 Fund	Investment of a Registered Investment Company	3,945,383	4,391,054
15*	T. Rowe Price Retirement 2025 Fund	Investment of a Registered Investment Company	2,910,251	3,214,208
16*	T. Rowe Price Retirement 2030 Fund	Investment of a Registered Investment Company	2,516,863	2,820,221
17*	T. Rowe Price Retirement 2035 Fund	Investment of a Registered Investment Company	1,952,457	2,236,446
18*	T. Rowe Price Retirement 2040 Fund	Investment of a Registered Investment Company	1,656,251	1,890,378
19*	T. Rowe Price Retirement 2045 Fund	Investment of a Registered Investment Company	1,383,950	1,635,406
20*	T. Rowe Price Retirement 2050 Fund	Investment of a Registered Investment Company	381,116	450,936
21*	T. Rowe Price Retirement 2055 Fund	Investment of a Registered Investment Company	170,562	202,640
22*	T. Rowe Price Stable Value Trust Fund	Investment of a Common/Collective Trust Fund	28,942,069	30,027,384
23*	T. Rowe Price Equity Index Trust Fund	Investment of a Common/Collective Trust Fund	3,629,893	4,346,756
24*	Enbridge Inc Stock Fund - Participant Directed	Common Stock	59,650,788	116,067,813
25*	Notes Receivable from Participants	Interest rate range 4.25% - 9.25%; Maturity date range 01/21/2011-01/12/2016	4,773,797	4,773,797

	Total Investments		$198,345,734	$266,708,172

*	Parties-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE EMPLOYEE SERVICES, INC.
Registrant

Dated: June 20, 2011	/s/ Richard B. Greenawalt
Richard B. Greenawalt
Member of the Administrative Committee of the
Enbridge Employee Service, Inc. Employees’ Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP